Exhibit 3.2


         Amendment to the By-Laws of Ridgestone Financial Services, Inc.

Effective January 15, 2002, Section 8 of Article III of the Company's By-Laws was amended to read in its entirety as follows:

SECTION 8 Removal and Resignation. A director may be removed from office by the shareholders at a meeting called for that purpose. A director may resign at any time by filing a written resignation with the Secretary of the Corporation. No person may be elected, re-elected or nominated to serve as a director following such person's seventieth (70th) birthday.